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                             April 23, 2021

       Shannon Drake
       General Counsel and Chief Legal Officer
       Aveanna Healthcare Holdings, Inc.
       400 Interstate North Parkway SE
       Suite 1600
       Atlanta, GA 30339

                                                        Re: Aveanna Healthcare
Holdings, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed April 20,
2021
                                                            File No. 333-254981

       Dear Mr. Drake:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 14, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed April 20,
2021

       Cover Page

   1.                                                   We note that you have
added a page of graphics after the cover page. We note
                                                        that the information in
the third graphic is repeated in the Prospectus Summary and
                                                        Business sections but
is shown without the context of those sections. Please remove this page as its prominence
is not appropriate. For guidance, refer to Securities Act Forms
                                                        Compliance and
Disclosure Interpretation 101.02.
 Shannon Drake
FirstName   LastNameShannon
Aveanna Healthcare   Holdings,Drake
                              Inc.
Comapany
April       NameAveanna Healthcare Holdings, Inc.
       23, 2021
April 223, 2021 Page 2
Page
FirstName LastName

2. We note your revised disclosure on page 217 that an affiliate of Barclays Capital Inc. will receive greater than 5% of the net proceeds of this offering in connection with the repayment of your Senior Secured Credit Agreements and that Barclays Capital Inc. is
         deemed to have a    conflict of interest    under Rule 5121 of FINRA.
Please add cover page
         disclosure regarding such conflict of interest. Please also tell us what consideration you gave to including a risk factor discussing this conflict of interest. Unaudited Pro Forma Condensed Consolidated Financial Information, page 76 Transaction Accounting Adjustments for the Offering, page 87

3. Adjustment (p) includes $24.1 million of estimated annual compensation expense associated with options that you will begin to recognize upon completion of this offering based upon a three year requisite service period. The expected grant date fair value of
         $75.4 million and requisite service period are based upon a preliminary valuation utilizing the Monte Carlo option-pricing model. We note that this $24.1 million of additional annual compensation expense compares to a pro forma operating loss of $20.5 million and pre-tax loss before income taxes of $44.5 million for the year ended January 2, 2021. In this regard, please expand your disclosures to provide additional insight as to which specific options these expenses relate to, including when they were granted or will be granted as well as the underlying fair value of the common stock that is being used to value these options. In this regard, we note the disclosures on page F-41 indicating that total compensation expense related to unvested time-vesting options, performance-
         vesting options, and accelerator-options not yet recognized was $8.9 million, $8.0 million, and $0.6 million, respectively, as of January 2, 2021. We also note your disclosures on page F-53 regarding the Amended Plan in Subsequent Events as well as information provided in your response dated April 16, 2021. Please clarify how these options reflected in the pro forma financial information correspond to these disclosures and the information provided in your response.
4. In regard to adjustment (n), please clearly show in the note how this adjustment was calculated to arrive at the $51.7 million adjustment. In this regard, we note that your disclosures on page 69 indicate that the weighted average interest rate on borrowings under the First Lien Term Facility as of January 2, 2021 was 5.91% and under the Second
         Lien Term Facility as of January 2, 2021 was 9.00%. Based on these interest rates and the repayment amounts disclosed, it is not clear how you arrived at the $51.7 million.
       You may contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                              Sincerely,
 Shannon Drake
Aveanna Healthcare Holdings, Inc.
April 23, 2021
Page 3

FirstName LastNameShannon Drake
                                                 Division of Corporation
Finance
Comapany NameAveanna Healthcare Holdings, Inc.
                                                 Office of Life Sciences
April 23, 2021 Page 3
cc:       Drew M. Altman, Esq.
FirstName LastName